Exhibit 99.1

monday.com Announces Third Quarter 2026 Results

Third quarter revenue of $377.5 million grew 19% year-over-year

Achieved record non-GAAP operating income and non-GAAP operating margin

AI products, including AI credits, agents and vibe, reached $36 million in AI ARR

New York / Tel Aviv, November 9, 2026 -- monday.com (NASDAQ: MNDY), the AI workspace that turns strategy into execution, at scale, today reported financial results for its third quarter ended September 30, 2026.

Management Commentary:

“Our third quarter showed both the strength of our foundation and the work ahead,” said monday.com co-founders and co-CEOs Roy Mann and Eran Zinman. “Our business is undergoing a fundamental evolution, and we took significant steps this quarter to become an AI-first company. While we remain highly confident in this strategic path, an initiative of this scope introduces near-term operational headwinds, and we are committed to executing with discipline as we work through them.”

“Our third quarter results reflect disciplined execution on profitability,” said Eliran Glazer, monday.com CFO. “Revenue grew 19% year-over-year to $377.5 million, and we delivered record non-GAAP operating income and operating margin. We are investing in enterprise go-to-market, product and AI, and our outlook reflects that balance.”

Third Quarter Fiscal 2026 Financial Highlights:

●	Revenue was $377.5 million, an increase of 19% year-over-year.

●	GAAP operating income was $31.2 million, compared to a loss of $2.4 million in the third quarter of 2025; GAAP operating margin was 8%, compared to negative 1% in the third quarter of 2025.

●	Non-GAAP operating income was $89.4 million, compared to $47.5 million in the third quarter of 2025. Non-GAAP operating margin was 24%, compared to 15% in the third quarter of 2025.

●	GAAP basic and diluted net income per share was $0.83 and $0.80 respectively, compared to GAAP basic and diluted net income per share of $0.25 in the third quarter of 2025; non-GAAP basic and diluted net income per share was $2.20 and $2.14, respectively, compared to non-GAAP basic and diluted net income per share of $1.20 and $1.16, respectively, in the third quarter of 2025.

●	Net cash provided by operating activities was $20.4 million, with $63.0 million of adjusted free cash flow, compared to net cash provided by operating activities of $95.1 million with $92.3 million of adjusted free cash flow in the third quarter of 2025.

Recent Business Highlights:

●	Net dollar retention rate was 108%.

●	Net dollar retention rate for customers with more than 10 users was 112%.

●	Net dollar retention rate for customers with more than $50,000 in ARR was 114%.

●	Net dollar retention rate for customers with more than $100,000 in ARR was 113%.

●	The number of paid customers with more than 10 users was 65,965, up 5% from 63,075 as of September 30, 2025.

●	The number of paid customers with more than $50,000 in ARR was 5,038, up 26% from 3,993 as of September 30, 2025.

●	The number of paid customers with more than $100,000 in ARR was 2,127, up 33% from 1,603 as of September 30, 2025.

●	The number of paid customers with more than $500,000 in ARR was 123, up 58% from 78 as of September 30, 2025.

●	Customers with more than 10 users now represent 83% of ARR, up from 81% as of September 30, 2025.

●	Customers with more than $50,000 in ARR now represent 44% of ARR, up from 40% as of September 30, 2025.

●	Customers with more than $100,000 in ARR now represent 31% of ARR, up from 27% as of September 30, 2025.

●	Customers with more than $500,000 in ARR now represent 7% of ARR, up from 6% as of September 30, 2025.

●	Total remaining performance obligations (RPOs) were $946 million, up 27% from $747 million as of September 30, 2025.

●	Current remaining performance obligations (cRPOs) were $759 million, up 22% from $620 million as of September 30, 2025.

●	Largest customer deployment grew to more than 87,000 seats.

●	AI ARR reached $36 million in Q3; monday agents passed 6 million interactions in less than two quarters.

Financial Outlook:

For the fourth quarter of fiscal year 2026, monday.com currently expects:

●	Total revenue of $380 million to $382 million, representing year-over-year growth of approximately 14%.

●	Non-GAAP operating income of $68 million to $70 million and operating margin of approximately 18%, assuming a negative FX impact of 100 to 200 basis points.

For the full year 2026, monday.com currently expects:

●	Total revenue of $1,473 million to $1,475 million, representing year-over-year growth of approximately 20%.

●	Non-GAAP operating income of $268 million to $270 million and operating margin of approximately 18%, assuming a negative FX impact of 100 to 200 basis points.

●	Adjusted free cash flow of $282 million to $288 million and adjusted free cash flow margin of 19% to 20%, assuming a negative FX impact of 100 to 200 basis points.

Non-GAAP Financial Measures:

This press release and the accompanying tables contain the following non-GAAP financial measures: non-GAAP gross profit, non-GAAP gross margin, non-GAAP sales and marketing expenses, non-GAAP research and development expenses, non-GAAP general and administrative expenses, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, non-GAAP net income per share, free cash flow, which is defined as net cash provided by operating activities less purchases of property and equipment and capitalized software development costs, and adjusted free cash flow, which is defined as free cash flow plus costs associated with the build-out of our corporate headquarters and restructuring-related cash payments, and adjusted free cash flow margin. Certain of these non-GAAP financial measures exclude share-based compensation, restructuring charges and non-cash charitable contributions to the monday.com Foundation. Adjusted free cash flow further excludes restructuring-related cash payments, which are directly attributable to the Company’s 2026 Restructuring Plan and are not reflective of the Company’s ongoing cash generation profile.

monday.com believes that these non-GAAP financial measures provide useful information to management and investors regarding certain financial and business trends relating to monday.com’s financial condition and results of operations. monday.com management uses these non-GAAP measures to compare monday.com performance to that of prior periods, for trend analysis and for budgeting and planning purposes. monday.com believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing monday.com financial results to the results of other software companies, many of which present similar non-GAAP financial measures to investors. Share-based compensation is excluded because it is a non-cash expense not considered indicative of ongoing operational performance. Restructuring charges are excluded because they are directly attributable to a discrete, defined restructuring plan and are not reflective of the Company's core ongoing operating performance. Non-cash charitable contributions to the monday.com Foundation are excluded because they are non-cash transfers to a philanthropic entity that do not arise from or relate to the Company's core revenue-generating operations, and because the timing and size of individual contributions are episodic and not indicative of ongoing results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in monday.com financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

Reconciliation tables of the most directly comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables at the end of this release. monday.com urges investors to review these reconciliation tables and not to rely on any single financial measure to evaluate the monday.com business. Management is not able to forecast GAAP operating income (loss) on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting share-based compensation expense, the amounts of which may be significant in future periods. Management is not able to forecast GAAP net cash provided by operating activities on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting property and equipment purchases and capitalized software costs, the amounts of which may be significant in future periods.

Definitions of Business Key Performance Indicators

Net Dollar Retention Rate

We calculate Net Dollar Retention Rate as of a period end by starting with the ARR from customers as of the 12 months prior to such period end (“Prior Period ARR”). We then calculate the ARR from these customers as of the current period end (“Current Period ARR”). The calculation of Current Period ARR includes any upsells, contraction and attrition. We then divide the total Current Period ARR by the total Prior Period ARR to arrive at the Net Dollar Retention Rate. For the trailing 12-month calculation, we take a weighted average of this calculation of our quarterly Net Dollar Retention Rate for the four quarters ending with the most recent quarter.

Annual Recurring Revenue

Annual Recurring Revenue (“ARR”) is defined to mean, as of the measurement date, the annualized value of our customer subscription plans assuming that any contract that expires during the next 12 months is renewed on its existing terms.

AI Annual Recurring Revenue

AI Annual Recurring Revenue (“AI ARR”) is a component of ARR and is defined to mean, as of the measurement date, the annualized value of our AI offerings, assuming that any contract that expires during the next 12 months is renewed on its existing terms. AI ARR consists of stand-alone AI products, AI credit packages sold for a subscription term, and the portion of subscription plans attributable to included AI credits, allocated based on the proportion of the list price of AI credits to the aggregate list prices of all products and AI credits in the arrangement. It excludes one-time purchases, overages and amounts not contracted on a recurring basis. The allocation is made solely for purposes of calculating AI ARR.

Remaining Performance Obligations

Remaining Performance Obligations (RPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the future.

Current Remaining Performance Obligations

Current Remaining Performance Obligations (cRPOs) are the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the reporting date, including both deferred revenues and non-invoiced amounts expected to be billed and recognized in the next 12 months.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond monday.com’s control. monday.com’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to our ability to effectively manage the scope and complexity of our business following years of rapid growth, increasing operating expenses, and our ability to maintain profitability; foreign currency exchange rate fluctuations; the fact that we continue to derive a majority of revenue from monday work management; fluctuations in operating results; real or perceived errors, failures, vulnerabilities or bugs in our platform, products or third-party applications offered on our app marketplace or interruptions or performance problems associated with the technology or infrastructure underlying our platform; risks related to artificial intelligence (“AI”) and machine learning; our ability to attract customers, grow our retention rates, expand usage within organizations, including cross-selling and upselling and sell subscription plans; risks related to our subscription-based business model; our sales efforts may require considerable time and expense and the use of differing sales strategies may extend our sales cycles; changes in sizes or types of business that purchase our platform and products; our ability to offer high-quality customer support and direct sales capabilities; that our restructuring plan may not achieve the expected benefits or that the costs may exceed our expectations; maintenance of corporate culture; risks related to international operations and compliance with laws and regulations applicable to our global operations; risks related to acquisitions, strategic investments, partnerships, or alliances; risks associated with scrutiny related to environmental and social matters; our dependence on founders and other key employees and ability to attract and retain highly skilled employees; our ability to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies; uncertain global economic conditions and inflation; changes and competition in the market and software categories in which we participate; our ability to introduce new products, features, integrations, capabilities, and enhancements; the ability of our platform to interoperate with a variety of software applications; our reliance on third-party application stores to distribute our mobile application; our successful strategic relationships with, and our dependence on third parties; our reliance on web search engines, both traditional and AI generated, to direct traffic to our website; interruptions or delays in service from third parties or our inability to plan and manage interruptions; risks related to security incidents and unauthorized access to our or our third-party vendors’ systems, networks or data or the data of users and organizations on our platform; evolving privacy protection and data security laws, regulations, industry standards, policies, contractual obligations, and cross-border data transfer or localization restrictions; new legislation and regulatory obligations regulating AI; changes in tax law and regulations or if we were to be classified as a passive foreign investment company; our ability to realize deferred tax assets or requirements to collect sales or other indirect taxes; our ability to maintain, protect or enforce our intellectual property rights or risks related to intellectual property infringement claims; risks related to our use of open-source software; risks related to our founder share that provides certain veto rights; risks related to our status as a foreign private issuer incorporated and located in Israel, including risks related to conflicts in the region and escalations thereof; our expectation not to pay dividends for the foreseeable future; risks related to our repurchase program, including an inability to guarantee the amount of repurchases of our ordinary shares that will occur, if any, or that our repurchase program will enhance long-term shareholder value; risks related to our Digital Lift Initiative and the monday.com Foundation; risks related to legal and regulatory matters; and other factors described in “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 13, 2026. Further information on potential risks that could affect actual results will be included in the subsequent filings that monday.com makes with the Securities and Exchange Commission from time to time.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent monday.com’s views as of the date of this press release. monday.com anticipates that subsequent events and developments will cause its views to change. monday.com undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing monday.com’s views as of any date subsequent to the date of this press release.

Earnings Webcast:

monday.com will hold a public webcast at 8:30 a.m. ET today to discuss the results for its third quarter fiscal year 2026 and financial outlook. The live call may also be accessed via telephone at +1 (646) 968-2525 or +1 (888) 596-4144 (toll-free). Please reference conference ID: 1347415. An archived webcast can be accessed from the News & Events section of monday.com’s Investor Relations website following the call.

Investor Presentation Details:

An investor presentation providing additional information can be found at http://ir.monday.com.

About monday.com:

monday.com is the AI workspace where people lead and agents act, turning strategy into execution at scale. Trusted by nearly 250,000 customers worldwide, the secure, flexible platform is built with AI at its core, across every workflow, whether through native solutions or ones you connect yourself, delivering better outcomes faster and smarter, across every use case. Visit monday.com to learn more.

CONTACTS

Investor Relations:

Byron Stephen

byron@monday.com

Media Relations:

Noam Safier

noamsa@monday.com

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenue	$377,535	$316,855	$1,093,421	$898,119
Cost of revenue	45,341	35,788	126,126	95,766
Gross profit	332,194	281,067	967,295	802,353
Operating expenses:
Research and development	85,608	79,453	276,935	235,877
Sales and marketing	149,138	165,808	476,935	460,118
General and administrative	56,299	38,184	132,630	110,491
Restructuring charges	9,962	—	31,398	—
Total operating expenses	301,007	283,445	917,898	806,486
Operating income (loss)	31,187	(2,378)	49,397	(4,133)
Financial income, net	12,522	15,762	29,858	47,511
Income before income taxes	43,709	13,384	79,255	43,378
Income tax expense	(8,511)	(332)	(12,563)	(1,328)
Net income	$35,198	$13,052	$66,692	$42,050

Net income per share attributable to ordinary shareholders, basic	$0.83	$0.25	$1.49	$0.82

Net income per share attributable to ordinary shareholders, diluted	$0.80	$0.25	$1.46	$0.79

Weighted-average ordinary shares used in calculating net income per ordinary share, basic	42,588,961	51,687,504	44,796,714	51,361,840

Weighted-average ordinary shares used in calculating net income per ordinary share, diluted	43,752,107	53,264,485	45,747,446	53,175,420

MONDAY.COM LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30, 2026	December 31, 2025
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$869,554	$1,503,149
Marketable securities	229,840	162,308
Accounts receivable, net	38,132	30,552
Prepaid expenses and other current assets	119,515	93,055
Total current assets	1,257,041	1,789,064
LONG-TERM ASSETS:
Property and equipment, net	49,118	53,888
Goodwill and intangible assets, net	12,798	—
Operating lease right-of-use assets	171,575	149,149
Deferred tax assets, net	46,978	58,682
Other long-term assets	82,447	55,817
Total long-term assets	362,916	317,536
Total assets	$1,619,957	$2,106,600
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$51,839	$45,001
Accrued expenses and other current liabilities	235,594	234,377
Deferred revenue, current	448,752	409,677
Operating lease liabilities, current	25,892	25,819
Total current liabilities	762,077	714,874
LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	167,069	142,948
Deferred revenue, non-current	2,239	1,942
Total long-term liabilities	169,308	144,890
Total liabilities	931,385	859,764
SHAREHOLDERS' EQUITY:
Other comprehensive income (loss)	(5,468)	18,097
Share capital and additional paid-in capital	1,060,638	1,662,029
Accumulated deficit	(366,598)	(433,290)
Total shareholders’ equity	688,572	1,246,836
Total liabilities and shareholders’ equity	$1,619,957	$2,106,600

MONDAY.COM LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$35,198	$13,052	$66,692	$42,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,719	3,500	12,534	10,125
Restructuring charges	9,962	—	31,398	—
Share-based compensation	30,203	49,862	100,704	137,465
Share-based compensation granted to foundation	18,000	—	18,000	—
Amortization of discount and accretion of interest on marketable securities	(701)	(1,983)	(2,394)	(2,078)
Changes in operating assets and liabilities:
Accounts receivable, net	(5,244)	3,485	(7,580)	(6,907)
Prepaid expenses and other assets	24,927	(9,797)	(22,324)	(36,554)
Deferred taxes	8,110	—	11,958	—
Accounts payable	(14,973)	3,488	(3,614)	9,712
Accrued expenses and other liabilities, net	(87,119)	30,220	(64,309)	54,318
Deferred revenue	(2,686)	3,317	39,372	65,820
Net cash provided by operating activities	20,396	95,144	180,437	273,951
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(4,159)	(3,984)	(10,396)	(13,555)
Purchase of marketable securities	(32,371)	(149,530)	(145,286)	(159,579)
Maturities of marketable securities	21,285	—	77,202	—
Acquisition of a business operation	(900)	—	(14,100)	—
Purchase of securities of privately held companies	—	—	(6,000)	—
Investment in affiliated company	—	—	(4,332)	—
Capitalized software development costs	(432)	(941)	(2,022)	(2,644)
Net cash used in investing activities	(16,577)	(154,455)	(104,934)	(175,778)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options and employee share purchase plan	7,087	8,045	22,456	34,546
Receipt (repayment) of tax advance relating to exercises of share options and RSUs, net	5,246	(12,003)	3,417	(17,075)
Repurchase of ordinary shares	—	—	(734,971)	—
Net cash provided by (used in) financing activities	12,333	(3,958)	(709,098)	17,471
INCREASE (DECREASE) IN CASH, AND CASH EQUIVALENTS	16,152	(63,269)	(633,595)	115,644
CASH AND CASH EQUIVALENTS - Beginning of period	853,402	1,590,515	1,503,149	1,411,602
CASH AND CASH EQUIVALENTS - End of period	$869,554	$1,527,246	$869,554	$1,527,246

MONDAY.COM LTD

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Reconciliation of gross profit and gross margin
GAAP gross profit	$332,194	$281,067	$967,295	$802,353
Share-based compensation	1,628	2,964	4,939	6,370
Non-GAAP gross profit	$333,822	$284,031	$972,234	$808,723
GAAP gross margin	88%	89%	88%	89%
Non-GAAP gross margin	88%	90%	89%	90%

Reconciliation of operating expenses
GAAP research and development	$85,608	$79,453	$276,935	$235,877
Share-based compensation	(15,624)	(21,681)	(45,535)	(65,028)
Non-GAAP research and development	$69,984	$57,772	$231,400	$170,849
GAAP sales and marketing	$149,138	$165,808	$476,935	$460,118
Share-based compensation	(3,768)	(14,004)	(23,940)	(33,209)
Non-GAAP sales and marketing	$145,370	$151,804	$452,995	$426,909
GAAP general and administrative	$56,299	$38,184	$132,630	$110,491
Share-based compensation	(9,183)	(11,213)	(26,290)	(32,858)
Charitable contribution to foundation(1)	(18,000)	—	(18,000)	—
Non-GAAP general and administrative	$29,116	$26,971	$88,340	$77,633
Reconciliation of operating income (loss)
GAAP operating income (loss)	$31,187	$(2,378)	$49,397	$(4,133)
Share-based compensation	30,203	49,862	100,704	137,465
Charitable contribution to foundation (1)	18,000	—	18,000	—
Restructuring charges (2)	9,962	—	31,398	—
Non-GAAP operating income	$89,352	$47,484	$199,499	$133,332
GAAP operating margin	8%	(1%)	5%	(0%)
Non-GAAP operating margin	24%	15%	18%	15%
Reconciliation of net income
GAAP net income	$35,198	$13,052	$66,692	$42,050
Share-based compensation	30,203	49,862	100,704	137,465
Charitable contribution to foundation(1)	18,000	—	18,000	—
Restructuring charges (2)	9,962	—	31,398	—
Tax expense (benefit) related to share-based compensation (3)	230	(1,015)	(1,562)	(937)
Non-GAAP net income	$93,593	$61,899	$215,232	$178,578

Reconciliation of weighted average number of shares outstanding
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, basic	42,588,961	51,687,504	44,796,714	51,361,840
Effect of dilutive shares	1,163,146	1,576,981	950,732	1,813,580
Weighted-average ordinary shares used in calculating GAAP and Non-GAAP net income per ordinary share, diluted	43,752,107	53,264,485	45,747,446	53,175,420
GAAP net income per share, basic	$0.83	$0.25	$1.49	$0.82
GAAP net income per share, diluted	$0.80	$0.25	$1.46	$0.79
Non-GAAP net income per share, basic	$2.20	$1.20	$4.80	$3.48
Non-GAAP net income per share, diluted	$2.14	$1.16	$4.70	$3.36

(1)	Includes, during the three and nine months ended September 30, 2026, a charitable contribution of $18.0 million, representing the fair market value of 196,829 ordinary shares contributed to the monday.com Foundation pursuant to the Company's commitment to contribute up to 10% of its equity over a ten-year period. The Company has made similar contributions in prior periods and expects to make additional contributions in future periods.

(2)	In connection with the Company’s 2026 Restructuring Plan, the Company recognized restructuring charges of $10.0 million in the three months ended September 30, 2026, consisting of $21.2 million in employee-related costs, $2.5 million in facility and other costs (lease impairment, fixed asset write-offs, and professional fees), and a credit of $(13.8) million related to the reversal of previously recognized share-based compensation expense for departing employees, resulting from award forfeitures and termination-related award modifications. For the nine months ended September 30, 2026, total restructuring charges were $31.4 million, including $21.4 million recognized in the second quarter of 2026 in connection with the exit of leased office space in Israel.

(3)	The tax expense (benefit) related to share-based compensation was excluded in calculating non-GAAP net income and non-GAAP net income per basic and diluted share. The Company believes that excluding the tax effect enables investors to see the full effect that excluding share-based compensation had on operating results. No tax benefit or expense has been recognized in connection with the restructuring charges or charitable contribution to the monday.com Foundation excluded from non-GAAP results, as these items did not generate a material tax effect in the periods presented.

MONDAY.COM LTD

Reconciliation of net cash provided by operating activities to adjusted free cash flow

(U.S. dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Net cash provided by operating activities	$20,396	$95,144	$180,437	$273,951
Purchase of property and equipment	(4,159)	(3,984)	(10,396)	(13,555)
Capitalized software development costs	(432)	(941)	(2,022)	(2,644)
Free cash flow	15,805	90,219	168,019	257,752
Purchase of property and equipment related to build-out of our corporate headquarters (1)	-	2,082	2,908	8,174
Restructuring payments (2)	47,191	-	47,191	-
Adjusted free cash flow	$62,996	$92,301	$218,118	$265,926
Adjusted free cash flow margin	17%	29%	20%	30%

(1)	For the nine months ended September 30, 2026, mainly represents renovation costs at an office space in Israel that were capitalized prior to the Company’s decision to vacate that space in Q2 2026. Although the related leasehold improvements were subsequently impaired as part of the restructuring charges excluded from non-GAAP operating income, the adjusted free cash flow add-back reflects cash previously paid for the renovation project — a distinct event from the non-cash impairment — and is included because it represents a capital outlay not reflective of our ongoing capital expenditure profile. No such costs were incurred in the three months ended September 30, 2026. For the three and nine months ended September 30, 2025, represents costs related to the expansion of our corporate offices.

(2)	Represents cash payments made in connection with the Company’s 2026 Restructuring Plan, consisting of $32.0 million in employee-related payments and $15.2 million related to the settlement and exit of leased office spaces. The Company excludes these restructuring-related cash payments from adjusted free cash flow because they are directly attributable to a discrete, defined restructuring plan and are not reflective of the Company’s ongoing cash generation profile.